THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

[redacted]

Ref. No. TC 410/2009

09047397

November 12, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 401/2009**

  Subject: Submission of the Reviewed Financial Statements for the Third quarter of Year 2009

  Date: November 11, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 11/30

Summary Translation Letter
To the Stock Exchange of Thailand
November 12, 2009

Ref No. TC 401/2009

11 November 2009

Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2009

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Third Quarter of Year 2009 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Third Quarter of Year 2009 – English Language Version
(3) Management Discussion and Analysis for the Third Quarter of Year 2009

Thaicom Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter of year 2009, ended September 30, 2009 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the third quarter of year 2009 of Baht 1,952 million and consolidated net profit for the third quarter of year 2009 of Baht 51 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues for the third quarter of year 2009 amounted to Baht 1,952 million, an increase of Baht 158 million or 8.8% over the same period last year (Baht 1,794 million). This was due to the following reasons:

   - Revenue from satellite transponders and related services in Q3/2009 was Baht 1,174 million, an increase of Baht 27 million or 2.4% compared to Baht 1,147 million in the same period last year. This was mainly because of an increase in IPSTAR service revenue following higher bandwidth usage.

   - Revenue from telephone services in Q3/2009 was Baht 515 million, increased by Baht 30 million or 6.2% over the same period last year (Baht 485 million) in accordance with a year-on-year increase in prepaid mobile subscribers.

   - Revenue from Internet access and media services in Q3/2009 was Baht 149 million, a decrease of Baht 1 million or 0.7% from Baht 150 million in Q3/2008.

   - Net foreign exchange gain was Baht 110 million in Q3/2009, while a loss on exchange of Baht 146 million was reported in Q3/2008. Most of the gain and loss on exchange rate were unrealized.

2. The Company's consolidated expenses for the third quarter of year 2009 amounted to Baht 1,828 million, a decrease of Baht 126 million or 6.4% over the same period last year (Baht 1,954 million). This was due to the following reasons:

   - Cost relating to satellite transponders and related services in Q3/2009 was Baht 1,084 million, a decrease of Baht 4 million or 0.4% from Baht 1,088 million in Q3/2008 largely due to no further depreciation of the Thaicom 1A satellite as it had been fully depreciated since February 2009, and a decrease in cost of UT sales corresponding to lower UT sales volume.

- Cost relating to telephone services in Q3/2009 was Baht 366 million, increased by Baht 86 million or 30.7% from Baht 280 million in Q3/2008. Mfone Company Limited ("Mfone") reported an increase in depreciation of expanded telephone network, whereas Lao Telecommunications Co., Ltd. ("LTC") reported increases in depreciation of expanded telephone network and cost of Inter-Roaming.

- Cost relating to Internet and media services in Q3/2009 was Baht 131 million, an increase of Baht 14 million or 12.0% from Baht 117 million in Q3/2008 due to an increase in cost of Internet service in Cambodia and Lao PDR following the revenue growth.

- Selling and administrative expenses in Q3/2009 were Baht 247 million, a decrease of Baht 76 million or 23.5% compared to Baht 323 million in Q3/2008. This was mainly due to the write-back of doubtful debt provision in Q3/2009, offset by increases in staff expenses, and Mfone's and LTC's marketing expenses.

3. The Company's consolidated finance cost in Q3/2009 amounted to Baht 85 million, a decrease of Baht 34 million or 28.6% over the same period last year (Baht 119 million) due to the loan repayments for the Thaicom 4 and Thaicom 5 projects in Q4/2008 and Q2/2009 and for DTV Service Co., Ltd. ("DTV") during the first nine months of 2009.

4. The Company reported income tax expense of Baht 20 million, compared to an income tax receivable of Baht 131 million in Q3/2008.

I. Overview

Thaicom Plc ("the Company")'s total revenue was Baht 1,952 million, up by Baht 158 million or 8.8% from Q3/2008, due to revenue growth from the telephone business and the satellite business. In particular, IPSTAR service revenue from bandwidth usage rose by 16.8% year-on-year. As a result of such revenue growth and 23.5% lower SG&A expenses, earnings before interest, taxes, depreciation, and amortization (EBITDA) for Q3/2009 grew 12.8% from Q3/2008.

A gain on exchange of Baht 110 million for Q3/2009 led to a net profit of Baht 51 million whereas a loss on exchange of Baht 146 million for Q3/2008 resulted in a net loss of Baht 115 million. Net cash inflow from operating activities for Q3/2009 rose by Baht 304 million or 169.8% from Q3/2008.

On November 6, 2009, the Company issued 3-year and 5-year senior debentures in the total amount not exceeding Baht 7 billion in order to have more flexibility in the management of the business, a reduction in uncertainty resulted from currency rate fluctuations as well as lower cost of fund. The debentures were offered to individuals and institutional investors through five major banks including Bangkok Bank, Kasikorn Bank, Krung Thai Bank, TMB Bank, and the Standard Chartered Bank (Thai) who acted as the underwriters. TRIS Rating Co., Ltd. rates the Company and its debentures as "BBB+" with "stable" prevailing trend.

II. Business Summary

Transponder leasing and related business

The Company focuses on both domestic and international broadcasting markets, resulting to a broadcasting business growth. Currently, the total number of TV channels under the conventional satellite platform at the prime orbital slot of 78.5 degrees east has increased from 264 channels in 2008 to 292 channels at the end of Q3/2009.

The Company is expanding its service coverage with the installation of the rest 3 gateways in 2 countries: India (2 gateways) and Taiwan to accomplish its service milestone in 14 countries in 2009.

Telephone business

A growth in mobile phone business in both Cambodia and Lao PDR yielded an increase in telephone subscribers, especially in prepaid mobile phone service. As of the end of Q3/2009, Lao Telecommunications Co., Ltd. ("LTC") and Mfone Company Limited ("Mfone")'s total phone subscribers were 1,181,550 and 815,363, increased by 32.1% and 13.3% respectively from 894,259 and 719,573 at the end of Q3/2008.

Internet and media business

In 2009, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets sold thus far by DTV was 503,487 sets as of the end of Q3/2009.

CS LoxInfo Plc ("CSL") reported a slight year-on-year growth in net profit for Q3/2009. Revenue from mobile content services rose by 113% over the same period last year due to an increase in the number of its customers resulting from an efficient marketing plan and more various products and services. With economic deceleration, revenue from leased line services in this quarter slightly decreased by 3.0% as compared to Q3/2008.

III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	Amount			Change		Amount		Change
	Q3/09	Q2/09	Q3/08	QoQ (%)	YoY (%)	9M/09	9M/08	YoY (%)
Revenue from sale of goods and rendering of services	1,838	1,753	1,782	4.8%	3.1%	5,349	5,291	1.1%
Share of profits of associate	34	34	33	0.0%	3.0%	94	80	17.5%
Cost of sale of goods and rendering of services	1,581	1,433	1,485	10.3%	6.5%	4,539	4,281	6.0%
SG&A expenses	247	321	323	-23.1%	-23.5%	923	950	-2.8%
EBIT*	10	(1)	(26)	n.m.	n.m.	(113)	60	n.m.
EBITDA**	729	684	646	6.6%	12.8%	2,060	2,024	1.8%
Net profit	51	199	(115)	-74.4%	n.m.	29	(116)	n.m.
EPS (Baht)	0.05	0.18	(0.10)	-72.2%	n.m.	0.03	(0.11)	n.m.

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated revenue from sale of goods and rendering of services in Q3/2009 was Baht 1,838 million, an increase of Baht 56 million or 3.1% compared to Baht 1,782 million in Q3/2008 due to increases in revenue from the telephone business and revenue from the satellite business, offset by a decrease in revenue from the Internet access and media business. Compared with Baht 1,753 million for Q2/2009, the revenue for Q3/2009 rose by Baht 85 million or 4.8%. This was caused by increases in revenue from the satellite business and revenue from the Internet access and media business, offset by a drop in revenue from the telephone business.

Consolidated revenue from sale of goods and rendering of services for 9M/2009 was Baht 5,349 million, a rise of Baht 58 million or 1.1% from Baht 5,291 million in 9M/2008 due to an increase in revenue from the telephone business, offset by decreases in revenue from the satellite business and the Internet access and media business.

Revenue from sale of goods and rendering of services	Q3/09	Q2/09	Q3/08	%QoQ	%YoY	9M/09	9M/08	%YoY
Satellite and related services	1,174	1,075	1,147	9.2%	2.4%	3,330	3,539	-5.9%
Telephone services	515	560	485	-8.0%	6.2%	1,666	1,363	22.2%
Internet and media services	149	118	150	26.3%	-0.7%	353	389	-9.3%
Total	**1,838**	**1,753**	**1,782**	**4.8%**	**3.1%**	**5,349**	**5,291**	**1.1%**

<u>Satellite transponder leasing and related services</u>

Revenue from satellite transponders and related services in Q3/2009 was Baht 1,174 million, an increase of Baht 27 million or 2.4% compared to Baht 1,147 million in the same period last year and a rise of Baht 99 million or 9.2% over Baht 1,075 million in Q2/2009. For the first nine months of 2009, revenue from satellite business dropped by 5.9% from the same period last year.

Satellite and related services	Q3/09	Q2/09	Q3/08	%QoQ	%YoY	9M/09	9M/08	%YoY
Thaicom 1A, 2, 5 and related services	574	565	585	1.6%	-1.9%	1,727	1,713	0.8%
IPSTAR services	600	510	562	17.6%	6.8%	1,603	1,826	-12.2%
Sales	*301*	*229*	*306*	*31.4%*	*-1.6%*	*753*	*1,138*	*-33.8%*
Services	*299*	*281*	*256*	*6.4%*	*16.8%*	*850*	*688*	*23.5%*
Total	**1,174**	**1,075**	**1,147**	**9.2%**	**2.4%**	**3,330**	**3,539**	**-5.9%**

- Revenue from the Thaicom conventional satellite business for Q3/2009 was Baht 574 million, a decrease of Baht 11 million or 1.9% from Baht 585 million in Q3/2008 mainly due to some expired contracts and the appreciation of Baht against USD, offset by the revenue growth from the broadcasting business and new contracts signed with customers.

  Compared to the previous quarter, the revenue rose by Baht 9 million or 1.6% because of a growth of transponder lease offset by a revenue drop from the appreciation of Baht against USD.

IPSTAR sales revenue rose by 31.4% QoQ.

- IPSTAR service revenue was Baht 600 million in Q3/2009, up by Baht 38 million or 6.8% from Baht 562 million in Q3/2008 because of an increase in IPSTAR service revenue following increased bandwidth usage mainly in Australia, Indonesia, Cambodia, China, New Zealand, Vietnam and Malaysia, offset by a UT sales drop of Baht 5 million or 1.6%.

  Compared to the previous quarter, the revenue increased by Baht 90 million or 17.6% mainly due to increases in UT sales revenue of Baht 72 million or 31.4% following higher sales volume of UT sets and spare parts, and in IPSTAR service revenue of Baht 18 million or 6.4% following increased bandwidth usage mainly in Australia, China, New Zealand, and Malaysia.

Telephone services

The Company's revenue from the telephone service business in Q3/2009 was Baht 515 million, an increase of Baht 30 million, or 6.2% compared to Baht 485 million in Q3/2008 due to growth of telephone subscribers in both Cambodia and Lao PDR, especially in prepaid mobile phone service. As at the end of Q3/2009, LTC and Mfone had 1,181,550 and 815,363 subscribers, increases of 32.1% and 13.3% from 894,259 and 719,573 subscribers at the end of Q3/2008 respectively.

Compared to the previous quarter, the revenue dropped by Baht 45 million or 8.0% largely due to lower usage per subscriber.

Internet and media services

Revenue from the Internet access and media business in Q3/2009 was Baht 149 million, a decrease of Baht 1 million or 0.7% from Baht 150 million in Q3/2008, mainly due to a DTV sales decrease. Compared to Baht 118 million in Q2/2009, the revenue increased by Baht 31 million or 26.3%, due to a DTV sales increase. As at the end of Q3/2009, accumulated DTV sales volume was 503,487 sets, up 207,645 sets from the end of Q3/2008.

Cost of sales and service

The Company reported total cost for Q3/2009 of Baht 1,581 million, an increase of Baht 96 million or 6.5% compared to Baht 1,485 million in Q3/2008, due to increases in cost of sales and services from the telephone business and the Internet and media business, offset by a decrease in cost from the satellite business. Compared with Baht 1,433 million for Q2/2009, total cost increased by Baht 148 million or 10.3% due to increases in cost from the satellite business, the Internet and media business, and the telephone business.

Total cost for 9M/2009 was Baht 4,539 million, a rise of Baht 258 million or 6.0% from Baht 4,281 million in the same period last year because of an increase in cost of the telephone business offset by decreases in cost of sales and services from the satellite business and the Internet and media business. The cost accounted for 84.9% of sales and service income in 9M/2009, going up from 80.9% in 9M/2008.

Cost of sale of goods and rendering of services	**Q3/09**	**Q2/09**	**Q3/08**	**%QoQ**	**%YoY**	**9M/09**	**9M/08**	**%YoY**
Satellite and related services	1,084	1,002	1,088	8.2%	-0.4%	3,153	3,275	-3.7%
Telephone services	366	346	280	5.8%	30.7%	1,103	691	59.6%
Internet and media services	131	85	117	54.1%	12.0%	283	315	-10.2%
Total	**1,581**	**1,433**	**1,485**	**10.3%**	**6.5%**	**4,539**	**4,281**	**6.0%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q3/2009 was Baht 1,084 million, a decrease of Baht 4 million or 0.4% from Baht 1,088 million in the same period last year, but an increase of Baht 82 million or 8.2% from Baht 1,002 million in Q2/2009. Cost associated with transponder leasing and related services in 9M/2009 decreased by Baht 122 million or 3.7% from the same period of last year.

Satellite and related services	**Q3/09**	**Q2/09**	**Q3/08**	**%QoQ**	**%YoY**	**9M/09**	**9M/08**	**%YoY**
Thaicom 1A, 2, 5 and related services	307	298	321	3.0%	-4.4%	924	946	-2.3%
IPSTAR services	777	704	767	10.4%	1.3%	2,229	2,329	-4.3%
Total	**1,084**	**1,002**	**1,088**	**8.2%**	**-0.4%**	**3,153**	**3,275**	**-3.7%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 307 million, a decrease of Baht 14 million or 4.4% from Baht 321 million in Q3/2008 mainly due to no further depreciation of the Thaicom 1A satellite as it had been fully depreciated since February 2009, lower operating agreement fee following the revenue decrease, and a decrease in cost of in-orbit insurance, offset by an increase in transponder rental as a group of customers were transferred from the Thaicom 1A satellite to the Vinasat satellite.

  Compared to Q2/2009, Thaicom conventional cost for Q3/2009 rose by Baht 9 million or 3.0% mainly due to cost of traffic transfer of the customers from the Thaicom 1A satellite to the Thaicom 5 satellite and the Vinasat satellite.

- Cost of providing IPSTAR services was Baht 777 million, an increase of Baht 10 million or 1.3% from Baht 767 million in Q3/2008, mainly due to increases in gateway operation expenses, higher operating agreement fee following the revenue growth, offset by a decrease in cost of UT sales corresponding to lower UT sales volume.

  Compared to Q2/2009, IPSTAR cost for Q3/2009 increased by Baht 73 million or 10.4% largely resulting from rises in cost of sales corresponding to higher sales volume of UT sets and spare parts, and in gateway operation expenses.

Cost of telephone services

Cost relating to the telephone business for Q3/2009 amounted to Baht 366 million, an increase of Baht 86 million or 30.7% from Baht 280 million in Q3/2008. Mfone reported an increase in depreciation of expanded telephone network, whereas LTC reported increases in depreciation of the expanded telephone network and in cost of inter-roaming.

Compared to Q2/2009, the cost increased by Baht 20 million or 5.8% mainly due to Mfone's higher depreciation cost for the completed phase 9 & 10 project in Cambodia started taking

depreciation in June 2009, and higher cost of electricity from the expanded base stations, and LTC's increase in depreciation of the expanded phase 15 & 16 telephone network in Lao PDR.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q3/2009 was Baht 131 million, up by Baht 14 million or 12.0% from Baht 117 million in Q3/2008, because of an increase in cost of Internet service in Cambodia and Lao PDR, offset by a decrease in cost of DTV sales corresponding to the sales drop. Compared to Q2/2009, the cost rose by Baht 46 million or 54.1% following the DTV sales growth.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 247 million in Q3/2009, a decrease of Baht 76 million, or 23.5%, compared to Baht 323 million in Q3/2008. This was due to the write-back of doubtful debt provision of Baht 65 million in Q3/2009 as these debts were paid, offset by increases in staff expenses, and in marketing expenses from Mfone's promotion campaign and LTC's advertising.

Compared to the previous quarter, SG&A expenses decreased by Baht 74 million or 23.1% from Baht 321 million mainly due to an increase of Baht 52 million in the write-back of doubtful debt provision, offset by decreases in staff expenses and marketing expenses.

Finance cost

Finance cost decreased by 28.6% from Q3/08.

Finance cost was Baht 85 million, a decrease of Baht 34 million, or 28.6%, compared with Baht 119 million in Q3/2008 due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q4/2008 and Q2/2009, and for DTV in Q1/2009, Q2/2009, and Q3/2009.

Gain on exchange rate

As the Thai Baht had appreciated, the Company reported a gain of Baht 110 million on foreign exchange for Q3/2009, compared to a loss on exchange of Baht 146 million in Q3/2008. Most of the gain and loss on exchange rate were unrealized.

Share of net results from investment – equity method

The share of net results from investment in Q3/2009 was Baht 34 million, increased by Baht 1 million or 3.0% from Baht 33 million in Q3/2008, due to a 3.9% increase in CSL's net profit over Q3/2008 resulting from an increase in revenue from mobile content services with an efficient marketing plan and more various products and services, together with lower cost of sales and service and SG&A expenses as a result of the business restructuring plan.

The amount of share of net results from investment in Q3/2009 equaled to the amount reported in Q2/2009. CSL reported a 1.3% growth of net profit, caused by the mobile content business and the print classified business's revenue growth, and a decrease in cost of sales and service.

Income tax expense

The Company's income tax expense in Q3/2009 was Baht 20 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 131 million in Q3/2008.

IV. Financial Position

At the end of Q3/2009, the Company reported total assets of Baht 27,975 million, a decrease of Baht 446 million or 1.6% from Baht 28,421 million at the end of 2008. This was mainly because of the depreciation and amortization of PP&E under operating agreements, offset by an increase in PP&E arose from phase 9 & 10 telephone network expansion in Cambodia and phase 15 & 16 telephone network expansion in Lao PDR.

THCOM's asset components

Assets	September 30, 2009		December 31, 2008	
	Amount (MBt)	% of Total assets	Amount (MBt)	% of Total assets
Current assets	3,136	11.2	3,063	10.8
Investment in associates	388	1.4	381	1.3
PP&E, net	6,050	21.6	5,515	19.4
PP&E under the concession agreement, net	15,906	56.9	17,069	60.1

Liquidity

At the end of Q3/2009, the Company had a current ratio of 0.74 times, down from 0.86 at the end of 2008. This was because of an increase of Baht 902 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as "investment in subsidiaries, jointly controlled entities and associate" item. At the end of Q3/2009 the Company's "investment in an associate" was Baht 388 million, an increase of Baht 7 million or 1.8% from Baht 381 million at the end of 2008, reflecting a proportionate recognition of CSL's net profit for 9M/2009 amounting to Baht 94 million, an unrealized gain of Baht 3 million from a decrease in shareholding in an associate, offset by a dividend paid of Baht 90 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2009 was Baht 6,050 million, an increase of Baht 535 million or 9.7% from Baht 5,515 million at the end of last year. This was mainly due to the purchase of assets of Baht 1,493 million in 9M/2009 most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, offset by a depreciation and amortization of PP&E of Baht 832 million. PP&E at the end of Q3/2009 also included the assets under operating agreements of Mfone of approximately Baht 3,014 million, up Baht 1,605 million from Baht 1,409 million at the end of 2008.

PP&E under operating agreements

PP&E under operating agreements at the end of Q3/2009 was Baht 15,906 million, a decrease of Baht 1,163 million from Baht 17,069 million at the end of 2008 mostly due to depreciation and amortization expenses in 9M/2009.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q3/2009 were Baht 8,925 million, a decrease of Baht 385 million from Baht 9,310 million at the end of 2008. This was mainly due to the loan repayments for the Thaicom 4 and Thaicom 5 projects, and the repayments of long-term borrowings made by Mfone and DTV, offset by an increase of Baht 767 million from change of status from accounts payable - property and equipment.

The Company's shareholders' equity at the end of Q3/2009 was Baht 16,123 million, an increase of Baht 20 million from Baht 16,103 million at the end of 2008, reflecting a net profit for 9M/2009 of Baht 29 million, an unrealized gain of Baht 3 million from a decrease in shareholding in an associate, offset by a translation loss relating to financial statements of foreign operations of Baht 13 million.

With lower net borrowings and higher shareholders' equity for the nine-month period ended September 30, 2009, the ratio of net borrowings to equity at the end of Q3/2009 was 0.55 times, down from 0.58 times at the end of 2008.

Cash flow

The Company's net cash inflow from operating activities for 9M/2009 was Baht 1,883 million, up by Baht 422 million or 28.9% from 9M/2008. Net cash outflow from investing activities was Baht 779 million, mainly due to payments of Baht 863 million for the satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 898 million mainly due to long-term loan repayments of Baht 919 million including the loan repayments for the Thaicom 4 and Thaicom 5 projects and the expansion of telephone network in Cambodia, and the loan repayments made by DTV.

The Company had ending cash of Baht 1,385 million on September 30, 2009.

Thaicom Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and nine-month periods ended
30 September 2009

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2009, and the related statements of income for the three-month and nine-month periods ended 30 September 2009 and 2008, and the related statements of changes in equity and cash flows for the nine-month periods ended 30 September 2009 and 2008 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 19 February 2009. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
11 November 2009

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 30 September 2009 and 31 December 2008

Assets	*Note*	**Consolidated financial statements** 30 September 2009 (Unaudited)	**Consolidated financial statements** 31 December 2008	**Separate financial statements** 30 September 2009 (Unaudited)	**Separate financial statements** 31 December 2008
			(in thousand Baht)		
Current assets					
Cash and cash equivalents		1,385,458	1,173,335	676,585	620,544
Trade accounts receivable and accrued income	*4*	899,839	917,862	793,503	849,702
Amounts due from related parties	*3*	1,458	70,879	93,767	84,580
Short-term loans and advances to subsidiaries	*3*	-	-	336,415	168,805
Inventories		397,995	543,671	275,996	343,818
Prepaid insurance		149,884	139,262	145,898	136,388
Other current assets		301,406	218,068	116,501	118,014
Total current assets		**3,136,040**	**3,063,077**	**2,438,665**	**2,321,851**
Non-current assets					
Investments in subsidiaries, jointly-controlled entities and associate	*5*	387,850	380,791	813,501	795,789
Property and equipment	*6*	6,050,284	5,515,249	1,268,649	1,405,718
Property and equipment under operating agreements	*6*	15,905,928	17,069,060	15,905,928	17,069,060
Deferred charges	*6*	60,293	10,065	58,308	8,458
Intangible assets	*6*	1,232,062	1,281,314	1,051,525	1,087,059
Deferred tax assets		603,993	569,776	546,897	439,250
Other non-current assets		598,738	531,928	567,566	501,043
Total non-current assets		**24,839,148**	**25,358,183**	**20,212,374**	**21,306,377**
Total assets		**27,975,188**	**28,421,260**	**22,651,039**	**23,628,228**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 30 September 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	*7*	21,877	296,202	7,877	-
Trade accounts payable		422,347	517,060	279,684	300,080
Accounts payable - property and equipment		231,937	215,771	21,247	12,513
Amounts due to related parties	*3*	5,350	5,932	37,650	25,474
Current portion of long-term loans	*7*	2,194,205	1,292,422	1,661,123	1,134,913
Advance receipts from customers		250,000	193,765	140,582	42,851
Accrued operating agreement fee		625,672	559,545	529,098	474,985
Accrued expenses		229,144	242,902	173,784	160,923
Income tax payable		64,305	69,395	-	-
Other current liabilities		208,159	149,934	105,223	83,796
Total current liabilities		**4,252,996**	**3,542,928**	**2,956,268**	**2,235,535**
Non-current liabilities					
Long-term accounts payable - property and equipment		663,864	816,747	-	-
Long-term loans	*7*	6,708,842	7,721,405	5,491,036	6,868,278
Deferred tax liabilities		147,314	139,531	-	-
Other non-current liabilities		79,380	97,405	61,986	81,469
Total non-current liabilities		**7,599,400**	**8,775,088**	**5,553,022**	**6,949,747**
Total liabilities		**11,852,396**	**12,318,016**	**8,509,290**	**9,185,282**
Equity					
Share capital	*8*				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,479,688	5,479,688	5,479,688
Reserves					
Share premium		4,301,990	4,301,990	4,301,990	4,301,990
Unrealised profit on changes on shareholding in a subsidiary and an associate		349,281	346,225	-	-
Currency translation changes		(112,502)	(101,248)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		5,647,257	5,618,015	3,946,218	4,247,415
Total equity attributable to equity holders of the Company		**16,079,567**	**16,058,523**	**14,141,749**	**14,442,946**
Minority interests		43,225	44,721	-	-
Total equity		**16,122,792**	**16,103,244**	**14,141,749**	**14,442,946**
Total liabilities and equity		**27,975,188**	**28,421,260**	**22,651,039**	**23,628,228**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the three-month periods ended 30 September 2009 and 2008 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	*3*	1,837,863	1,782,215	951,450	910,587
Other income	*3*	3,756	11,527	6,286	11,539
Net foreign exchange gain		110,248	-	99,687	-
Total revenues		**1,951,867**	**1,793,742**	**1,057,423**	**922,126**
Expenses					
Cost of sale of goods and rendering of services	*3*	1,444,878	1,360,181	850,736	852,355
Operating agreement fee		135,629	125,180	120,890	109,946
Selling expenses	*3*	45,102	43,198	9,247	13,618
Administrative expenses	*3*	194,025	251,430	91,643	147,334
Directors and management benefit expenses	*3*	8,360	27,878	8,227	27,743
Net foreign exchange loss		-	146,116	-	117,169
Total expenses		**1,827,994**	**1,953,983**	**1,080,743**	**1,268,165**
Profit (loss) before finance costs and income tax expense		**123,873**	**(160,241)**	**(23,320)**	**(346,039)**
Finance costs	*3*	(84,783)	(119,208)	(72,295)	(100,653)
Share of profits of associate		33,927	33,089	-	-
Profit (loss) before income tax expense		**73,017**	**(246,360)**	**(95,615)**	**(446,692)**
Income tax expense		(20,334)	130,527	36,680	121,749
Profit (loss) for the period		**52,683**	**(115,833)**	**(58,935)**	**(324,943)**
Attributable to:					
Equity holders of the Company		50,788	(114,962)	(58,935)	(324,943)
Minority interests		1,895	(871)	-	-
Profit (loss) for the period		**52,683**	**(115,833)**	**(58,935)**	**(324,943)**
Earnings (loss) per share (Baht)	*10*				
Basic		0.05	(0.10)	(0.05)	(0.30)
Diluted		0.05	(0.10)	(0.05)	(0.30)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	*3*	5,348,969	5,291,103	2,909,635	3,260,199
Dividend income	*5*	-	-	83,941	-
Other income	*3*	16,927	54,517	22,618	55,768
Net foreign exchange gain		363,903	-	277,463	-
Total revenues		**5,729,799**	**5,345,620**	**3,293,657**	**3,315,967**
Expenses					
Cost of sale of goods and rendering of services	*3*	4,132,128	3,924,822	2,594,057	3,015,860
Operating agreement fee		406,456	355,779	358,190	312,000
Selling expenses	*3*	150,819	157,456	49,165	84,448
Administrative expenses	*3*	742,804	709,558	431,187	430,352
Directors and management benefit expenses	*3*	29,487	82,952	29,082	82,558
Net foreign exchange loss		-	92,243	-	78,205
Total expenses		**5,461,694**	**5,322,810**	**3,461,681**	**4,003,423**
Profit (loss) before finance costs and income tax expense		**268,105**	**22,810**	**(168,024)**	**(687,456)**
Finance costs	*3*	(281,355)	(387,893)	(240,820)	(326,199)
Share of profits of associate	*5*	94,039	80,271	-	-
Profit (loss) before income tax expense		**80,789**	**(284,812)**	**(408,844)**	**(1,013,655)**
Income tax expense		(51,379)	168,540	107,647	266,659
Profit (loss) for the period		**29,410**	**(116,272)**	**(301,197)**	**(746,996)**
Attributable to:					
Equity holders of the Company		29,242	(116,099)	(301,197)	(746,996)
Minority interests		168	(173)	-	-
Profit (loss) for the period		**29,410**	**(116,272)**	**(301,197)**	**(746,996)**
Earnings (loss) per share (Baht)	*10*				
Basic		0.03	(0.11)	(0.27)	(0.68)
Diluted		0.03	(0.11)	(0.27)	(0.68)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Consolidated financial statements								
		Equity holders of the Company							Minority interests	Total equity
						Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Unrealised cumulative gain on dilution of investment in a subsidiary and an associate	Currency translation difference	Legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company		
		(in thousand Baht)								
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**346,225**	**(207,204)**	**413,853**	**6,331,202**	**16,642,404**	**41,769**	**16,684,173**
Issue of share capital	*8*	18,594	4,756	-	-	-	-	23,350	-	23,350
Translation gain relating to financial statements of foreign operations		-	-	-	80,405	-	-	80,405	247	80,652
Loss for the period		-	-	-	-	-	(116,099)	(116,099)	(173)	(116,272)
Balance at 30 September 2008		**5,479,688**	**4,301,990**	**346,225**	**(126,799)**	**413,853**	**6,215,103**	**16,630,060**	**41,843**	**16,671,903**
Balance at 1 January 2009		**5,479,688**	**4,301,990**	**346,225**	**(101,248)**	**413,853**	**5,618,015**	**16,058,523**	**44,721**	**16,103,244**
Unrealised gain from decrease in shareholding in an associate		-	-	3,056	-	-	-	3,056	-	3,056
Translation loss relating to financial statements of foreign operations		-	-	-	(11,254)	-	-	(11,254)	(1,664)	(12,918)
Profit for the period		-	-	-	-	-	29,242	29,242	168	29,410
Balance at 30 September 2009		**5,479,688**	**4,301,990**	**349,281**	**(112,502)**	**413,853**	**5,647,257**	**16,079,567**	**43,225**	**16,122,792**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Separate financial statements				
				Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)		
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**413,853**	**5,688,252**	**15,860,433**
Issue of share capital	*8*	18,594	4,756	-	-	23,350
Loss for the period		-	-	-	(746,996)	(746,996)
Balance at 30 September 2008		**5,479,688**	**4,301,990**	**413,853**	**4,941,256**	**15,136,787**
Balance at 1 January 2009		**5,479,688**	**4,301,990**	**413,853**	**4,247,415**	**14,442,946**
Loss for the period		-	-	-	(301,197)	(301,197)
Balance at 30 September 2009		**5,479,688**	**4,301,990**	**413,853**	**3,946,218**	**14,141,749**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Cash flows from operating activities					
Gain (loss) for the period		29,242	(116,099)	(301,197)	(746,996)
Adjustments for					
(Reversal of) allowance for doubtful accounts	*4*	(53,126)	18,998	(47,433)	-
Depreciation of property and equipment	*6*	832,333	507,860	278,216	260,506
Amortisation of property and equipment under operating agreements	*6*	1,163,385	1,281,971	1,163,385	1,281,971
Amortisation of deferred charges	*6*	9,658	2,539	8,665	1,625
Amortisation of intangible assets	*6*	85,809	89,697	76,011	75,390
Amortisation of borrowing costs	*7*	81,867	81,943	81,867	81,943
Dividend income	*5*	-	-	(83,941)	-
Interest income		(12,642)	(47,961)	(12,439)	(44,770)
Interest expense		229,400	340,097	192,697	282,502
Unrealised (gain) loss on exchange rate		(211,730)	30,809	(318,531)	70,084
Realised (gain) loss on exchange rate		(11,337)	12,933	7,319	12,933
Profit (loss) on minority interests		168	(174)	-	-
(Reversal of) provision for obsolete stock		5,616	(1,228)	3,408	(1,352)
Gain on disposal of property and equipment		(6,081)	(915)	(1,004)	(915)
Write-off property and equipment	*6*	6,610	19,488	653	123
Write-off deferred charges	*6*	7,884	-	7,884	-
Share of profit of associate	*5*	(94,039)	(80,271)	-	-
Income tax expense		51,379	(168,540)	(107,646)	(266,659)
		2,114,396	1,971,147	947,914	1,006,385
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		74,648	(31,456)	103,609	(135,872)
Amounts due from related parties		1,894	11,835	74,754	49,584
Inventories		118,088	97,423	42,441	132,167
Prepaid insurance		(10,621)	59,754	(9,509)	61,516
Other current assets		(39,134)	(150,137)	40,232	(66,537)
Other non-current assets		(68,705)	56,312	(68,419)	28,494
Trade accounts payable		(94,713)	(169,718)	(20,396)	(175,290)
Amounts due to related parties		(582)	(6,990)	12,175	(10,834)
Advance receipts from customers		74,237	97,170	97,731	61,902
Accrued operating agreement fee		66,126	16,465	54,112	7,424
Accrued expenses		23,862	24,629	49,654	(7,804)
Other current liabilities		40,223	(71,407)	21,426	(49,439)
Other non-current liabilities		(18,024)	(9,476)	(19,482)	10,050
Interest received		14,760	85,729	20,040	82,575
Interest paid		(250,352)	(367,883)	(212,818)	(306,024)
Income taxes paid		(163,028)	(152,661)	(55,127)	(63,506)
Net cash provided by operating activities		**1,883,075**	**1,460,736**	**1,078,337**	**624,791**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
		(in thousand Baht)			
Cash flows from investing activities					
Short-term loans and advances to subsidiaries and associate		-	-	(171,974)	40,764
Payments for investment in subsidiaries		-	-	(17,712)	(4,480)
Income taxes paid from gain on sale of investment		-	(1,289,998)	-	(1,289,998)
Payments for property and equipment		(862,789)	(392,742)	(140,219)	(117,623)
Payments for property and equipment under operating agreements		(140)	-	(140)	-
Payments for deferred charges		(40,609)	(918)	(39,239)	-
Payments for intangible assets		(41,179)	(35,584)	(40,339)	(29,275)
Dividends received from associate		157,563	107,543	-	-
Proceeds from capital reduction of associate		-	187,575	-	-
Proceeds from sales of property and equipment		8,056	1,047	2,717	1,047
Net cash used in investing activities		**(779,098)**	**(1,423,077)**	**(406,906)**	**(1,399,565)**
Cash flows from financing activities					
Proceeds from issue of shares		-	23,349	-	23,349
Proceeds from short-term borrowings	7	24,917	130,261	7,917	-
Proceeds from finance leases	7	717	-	717	-
Proceeds from long-term borrowings, net of financial expenses	7	292,268	295,796	-	2,389
Repayments of short-term borrowings	7	(296,961)	(185,119)	-	-
Repayments of long-term borrowings	7	(919,071)	(1,086,694)	(630,300)	(339,676)
Net cash used in financing activities		**(898,130)**	**(822,407)**	**(621,666)**	**(313,938)**
Net increase (decrease) in cash and cash equivalents		**205,847**	**(784,748)**	**49,765**	**(1,088,712)**
Cash and cash equivalents at beginning of period		1,173,335	2,428,509	620,544	2,087,157
Effects of exchange rate changes on balances held in foreign currencies		6,276	(2,118)	6,276	(2,118)
Cash and cash equivalents at end of period		**1,385,458**	**1,641,643**	**676,585**	**996,327**
Supplementary information for cash flows					
Income taxes paid		163,028	1,442,659	55,127	1,353,504
Non-cash transactions					
Acquisition of property and equipment by debt		692,230	530,313	15,422	10,717
Dividend income		-	-	83,941	-

The accompanying notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable and accrued income
5	Investments in subsidiaries, jointly-controlled entities and associates
6	Capital expenditure and commitment
7	Interest-bearing liabilities
8	Share capital and warrants
9	Segment information
10	Earnings (loss) per share
11	Commitments with non-related parties
12	Contingent liabilities
13	Other event
14	Events after the balance sheet date
15	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 11 November 2009.

1 General information

Thaicom Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholders during the financial period was Shin Corporation Public Company Limited which is incorporated in Thailand, with 41.14% shareholding.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 10 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius, the British Virgin Islands and Japan.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will be expired in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 30 September 2009 and 31 December 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2009	31 December 2008
Direct subsidiaries				
DTV Service Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipments	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.68	99.68
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2009	Ownership interest 31 December 2008
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	100
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organising services related to conduct training, educational seminar and spread the various kind of knowledge	Thailand	88.52	88.52
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTATR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited	Providing fixed line, mobile phone and internet services	Cambodia	51	51
Jointly-controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* (formerly TAS 41) including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standards (TAS) to be the same as International Accounting Standards (IAS).

The Group has adopted the following revised Thai Accounting Standards (TAS), Thai Financial Reporting Standards (TFRS), and accounting guidance which were issued by the FAP during 2008 and 2009 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets (formerly TAS 36)*
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)*

Framework for the Preparation and Presentation of Financial Statements (revised 2007) (effective on 26 June 2009)

Accounting Guidance about Leasehold Right (effective on 26 June 2009)

Accounting Guidance about Business Combination under Common Control

The adoption of these revised TAS/TFRS and accounting guidance does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and nine-month periods ended 30 September 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008, except for change in accounting estimate on the useful lives of assets as discussed in note 6.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them

significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2008: 41.14%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 30 September 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	250,388	126,614
Associate	2,110	-	1,671	-
Jointly-controlled entities	3,659	7,050	1,179	6,187
Related parties under common control	16,413	14,888	14,656	13,161
Other income				
Subsidiaries	-	-	4,623	3,350
Jointly-controlled entities	210	280	428	572
Total	**22,392**	**22,218**	**272,945**	**149,884**
Purchases of goods and services				
Subsidiaries	-	-	9,648	25,458
Associate	3,327	5,934	2,820	4,469
Jointly-controlled entities	1,091	43	2,228	88
Related parties under common control	(103)	24	(103)	24
Other related party	4,387	3,605	4,387	3,605
Selling and administrative expenses				
Parent company	16	-	-	-
Subsidiaries	-	-	232	43
Associate	678	814	641	723
Jointly-controlled entities	60	-	123	-
Related parties under common control	4,277	6,693	3,416	4,167
Other related party	986	-	-	-
Directors and management benefit expenses	8,360	27,878	8,227	27,743
Finance costs				
Other related party	-	88	-	88
Total	**23,079**	**45,079**	**31,619**	**66,408**

Significant transactions for the nine-month periods ended 30 September 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	770,340	656,863
Associate	7,493	829	7,014	794
Jointly-controlled entities	18,202	34,426	14,243	46,627
Related parties under common control	50,151	43,339	42,428	38,349
Other income				
Subsidiaries	-	-	12,578	9,903
Jointly-controlled entities	630	1,425	1,285	2,495
Total	**76,476**	**80,019**	**847,888**	**755,031**
Purchases of goods and services				
Subsidiaries	-	-	21,698	32,418
Associate	11,240	17,555	9,692	14,406
Jointly-controlled entities	3,168	121	6,466	247
Related parties under common control	486	818	479	818
Other related party	16,781	11,230	12,108	11,230
Selling and administrative expenses				
Parent company	98	-	-	-
Subsidiaries	-	-	527	1,068
Associate	2,494	4,230	1,972	4,057
Jointly-controlled entities	(532)	1,719	(1,113)	3,508
Related parties under common control	13,001	15,949	10,626	11,126
Other related party	3,017	-	-	-
Directors and management benefit expenses	29,487	82,952	29,082	82,558
Finance costs				
Other related party	-	213	-	213
Total	**79,240**	**134,787**	**91,537**	**161,649**

Balances as at 30 September 2009 and 31 December 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	207,213	206,606
Associate	904	3,665	901	3,636
Jointly-controlled entities	8,588	11,757	3,953	5,750
Related parties under common control	9,915	3,645	6,726	-
Total	**19,407**	**19,067**	**218,793**	**215,992**
Accrued income - related parties				
Subsidiaries	-	-	159,624	135,031
Associate	932	15,205	932	15,205
Jointly-controlled entities	368	2,303	710	3,187
Related parties under common control	9,616	2,280	9,398	-
Total	**10,916**	**19,788**	**170,664**	**153,423**
Total trade accounts receivable and accrued income from related parties	**30,323**	**38,855**	**389,457**	**369,415**
Amounts due from related parties				
Subsidiaries	-	-	7,099	79,023
Associate	24	68,601	24	1,074
Jointly-controlled entities	1,434	2,278	86,644	4,483
Total	**1,458**	**70,879**	**93,767**	**84,580**
Other current assets - related parties				
Subsidiaries	-	-	1,640	7,748
Related parties under common control	3	281	-	281
Total	**3**	**281**	**1,640**	**8,029**
Short-term loans and advances to subsidiaries				
Subsidiaries	-	-	336,415	168,805
Total	-	-	**336,415**	**168,805**

As at 30 September 2009, the short-term loan to a subsidiary bears interest at the rate of 3.83 - 3.90% per annum (*31 December 2008: 5.14 - 6.58% per annum*) and is repayable within three months.

Movements during the nine-month periods ended 30 September 2009 and 2008 of short-term loans and advance to a subsidiary were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
As at 1 January	-	-	168,805	200,255
Increase	-	-	194,915	-
Decrease	-	-	(17,436)	(40,764)
Unrealised gain (loss) on exchange rate	-	-	(9,869)	5,046
As at 30 September	-	-	**336,415**	**164,537**

	Consolidated financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Trade accounts payable - related parties				
Subsidiaries	-	-	1,179	10,165
Associate	22,186	25,234	21,441	17,574
Jointly-controlled entities	249	249	332	332
Related parties under common control	6,202	9,065	89	492
Other related party	1,279	4,306	1,279	4,306
Total	**29,916**	**38,854**	**24,320**	**32,869**
Amounts due to related parties				
Subsidiaries	-	-	33,602	18,812
Jointly-controlled entities	148	2,845	303	5,807
Related parties under common control	1,530	1,743	1,031	855
Other related party	3,672	1,344	2,714	-
Total	**5,350**	**5,932**	**37,650**	**25,474**
Advance receipts from customers - related parties				
Subsidiaries	-	-	46,173	-
Associate	219	-	-	-
Related parties under common control	3	27,345	-	27,345
Total	**222**	**27,345**	**46,173**	**27,345**
Accrued expenses - related parties				
Subsidiaries	-	-	32,936	-
Associate	186	26	186	26
Jointly-controlled entities	330	-	674	-
Related parties under common control	1,061	691	912	515
Total	**1,577**	**717**	**34,708**	**541**

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Other non current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Total	**40**	**40**	**54**	**54**

Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), the parent company, issued warrants which are in registered form are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 30 September 2009, the details were as follows:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 27 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	Expired on 30 May 2009	
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represent monthly compensation, annual remuneration, and meeting fees whereas the directors benefit approved by the shareholders of the Company at their Annual General Meetings. The directors' remuneration is as part of directors and management benefit expenses presented in the statement of income.

Commitments with related parties

As at 30 September 2009, the Company had issued letters of comfort to the bankers for credit facility of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company had entered into agreements with a certain related party, under which the related party was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company was committed to pay for services in respect of the agreements at approximately Baht 5.47 million per year *(31 December 2008: approximately Baht 7.32 million per year).*

b. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 11.47 million *(31 December 2008: approximately Baht 16.15 million).*

c. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.70 million *(31 December 2008: approximately USD 0.88 million).*

d. The Company and subsidiary had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR user terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

e. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 156.52 million *(31 December 2008: approximately USD 66.08 million).* The service fees of some contracts vary to the actual used or number of installed user terminal at the rate stated in the contract.

4 Trade accounts receivable and accrued income

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
			(in thousand Baht)		
Trade accounts receivable					
Related parties	*3*	19,407	19,067	218,793	215,992
Other parties		1,251,983	1,353,115	609,248	780,251
Total		**1,271,390**	**1,372,182**	**828,041**	**996,243**
Accrued income					
Related parties	*3*	10,916	19,788	170,664	153,423
Other parties		121,289	100,827	129,680	96,882
Total		**132,205**	**120,615**	**300,344**	**250,305**
Total trade accounts receivable and accrued income		**1,403,595**	**1,492,797**	**1,128,385**	**1,246,548**
Less Allowance for doubtful accounts		(503,756)	(574,935)	(334,882)	(396,846)
Net		**899,839**	**917,862**	**793,503**	**849,702**

	2009	2008	2009	2008
		(in thousand Baht)		
(Reversal of) bad and doubtful debts expenses for the nine-month periods ended 30 September	**(53,126)**	**18,998**	**(47,433)**	-

Aging analysis for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in thousand Baht)		
Within credit terms	347,884	354,467	283,274	210,892
Overdue:				
Less than 3 months	280,297	174,509	172,001	231,437
3 - 6 months	132,757	191,821	29,414	79,828
6 - 12 months	55,230	94,176	42,784	80,549
over 12 months	455,222	557,209	300,568	393,537
Total	**1,271,390**	**1,372,182**	**828,041**	**996,243**
Less allowance for doubtful accounts	(503,756)	(574,935)	(334,882)	(396,846)
Net	**767,634**	**797,247**	**493,159**	**599,397**

The normal credit term for general customers were granted by the Group ranging 30 - 60 days.

5 Investments in subsidiaries, jointly-controlled entities and an associate

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
At 1 January	380,791	676,232	795,789	882,059
Share of net profits of investments in associate - equity method	94,039	80,271	-	-
Acquisitions	-	-	17,712	4,480
Unrealised gain from decrease in shareholding in an associate	3,056	-	-	-
Capital reduction	-	(187,575)	-	-
Dividend income	(90,036)	(107,543)	-	-
At 30 September	**387,850**	**461,385**	**813,501**	**886,539**

Investments in subsidiaries, jointly-controlled entities and associate as at 30 September 2009 and 31 December 2008, and dividend income from those investments for the nine-month periods ended 30 September 2009 and 2008 were as follows:

Consolidated financial statements

	Ownership interest (%)		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for nine months ended	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	30 September 2008
								(in million Baht)						
Associate														
CS Loxinfo Public Company Limited	42.56	43.48	159.82	157.35	1,481.52	1,481.52	387.85	380.79	-	-	387.85	380.79	90.04	107.54
Total			**159.82**	**157.35**	**1,481.52**	**1,481.52**	**387.85**	**380.79**	-	-	**387.85**	**380.79**	**90.04**	**107.54**

Separate financial statements

	Ownership Interest (%)		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for nine months ended	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	30 September 2008
							(in million Baht)					
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 398.79 million	398.79	398.79	-	-	398.79	398.79	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.68	99.68	USD 2.00 million	USD 2.00 million	136.23	136.23	-	-	136.23	136.23	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	SGD 20,000	SGD 20,000	0.45	0.45	-	-	0.45	0.45	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	USD 20,000	0.69	0.69	-	-	0.69	0.69	-	-
Cambodian DTV Network Company Limited	100.00	100.00	USD 600,000	USD 100,000	21.05	3.34	-	-	21.05	3.34	-	-
Jointly-controlled entity												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	83.94	-
Total					**813.50**	**795.79**	**-**	**-**	**813.50**	**795.79**	**83.94**	**-**

Significant movements in investments in subsidiaries, jointly controlled entities and an associate for the nine-month period ended 30 September 2009 were as follows:

Associate

a) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 8 April 2009, the shareholders approved the appropriation of dividend payment for the last seven-month operation of 2008 of the Company of Baht 0.22 per share, amounting to Baht 127 million. The dividend was paid on 6 May 2009.

On 11 August 2009, the Board of Directors' meeting of CSL passed a resolution to approve the interim dividends of Baht 0.14 per share, totaling amount of Baht 81.62 million. CSL paid dividend to shareholder on 8 September 2009.

Jointly-controlled entities

b) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

At the Extraordinary General Meeting of the shareholders No. 1/2009, held on 14 July 2009, of LTC, the shareholders approved the appropriation of interim dividend from 2009 operation of USD 10 million

c) Additional share capital of Mfone Company Limited

On 8 January 2009, Mfone Company Limited ("Mfone") registered additional share capital with the Ministry of Commerce of Cambodia. The board of director passed a resolution to approve the increase of ordinary share of USD 4.8 million from USD 19.2 million to USD 24 million, comprise of 24 million ordinary shares at USD 1 each.

d) Dividend payment of Shenington

On 3 March 2009, the Board of Directors of Shenington Investments Pte Limited passed the circulation of resolution to approve the appropriation of interim dividends of SGD 0.4844 per share, amounting to SGD 7.1 million in respect of the Company's operation in 2008.

e) Increase of share capital of Cambodian DTV Network Company Limited

On 10 April 2009, Cambodian DTV Network Company Limited ("CDN") registered additional capital with the Ministry of Commerce of Cambodia for Cambodian Riel 2,000 million (USD 500,000) from registered share capital Cambodian Riel 400 million (USD 100,000), divided into 1,000 shares of Cambodian Riel 400,000 each (USD 100) to be registered share capital of Cambodian Riel 2,400 million (USD 600,000), divided into 1,000 shares of Cambodian Riel 2,400,000 each (USD 600).

f) Additional share capital of IPSTAR New Zealand Company Limited

In June 2009, at the board of directors' meeting and the extraordinary shareholders meeting of IPSTAR New Zealand Company Limited passed the resolution to approve the increase of share capital of USD 4 million (approximately NZD 6.01 million) from registered share capital NZD 2.5 million to be registered share capital NZD 8.51 million, divided into 8,514,133 shares of NZD 1 each. The additional share capital was registered with the Ministry of Commerce of New Zealand on 21 August 2009.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the nine-month period ended 30 September 2009				
Opening net book value	5,515,249	17,069,060	10,065	1,281,313
Additions	1,492,970	140	40,609	41,317
Disposal, net	(1,975)	-	-	-
Write-offs, net	(6,610)	-	(7,884)	-
Transfers, net	(2,092)	113	27,161	-
Depreciation / amortisation charges	(832,333)	(1,163,385)	(9,658)	(85,809)
Foreign currency translation adjustments	(114,925)	-	-	(4,759)
Closing net book value	**6,050,284**	**15,905,928**	**60,293**	**1,232,062**
As at 30 September 2009				
Cost	10,420,934	26,567,212	101,504	1,655,293
Less accumulated depreciation / amortisation	(4,342,058)	(10,661,284)	(41,211)	(423,231)
Less accumulated impairment loss	(28,592)	-	-	-
Net book value	**6,050,284**	**15,905,928**	**60,293**	**1,232,062**

Effective from 1 January 2009, Mfone Company Limited ("Mfone") has revised its accounting estimate on the useful lives of network assets from 15 years to 5 - 10 years. The change results in an increase in depreciation for the nine-month period ended 30 September 2009 in the consolidated financial statements in the amount of Baht 155.93 million.

As at 30 September 2009, property and equipment includes property and equipment under agreements of operation of a jointly-controlled entity, Mfone Company Limited ("Mfone"), of approximately Baht 3,014.19 million *(31 December 2008: Baht 1,409 million)*. According to the agreement, Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements of operation, on 4 March 2028 (Note 11 b).

	Separate financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible Assets
	(in thousand Baht)			
Transactions during the nine-month period ended 30 September 2009				
Opening net book value	1,405,718	17,069,060	8,458	1,087,059
Additions	148,814	140	39,238	40,477
Disposal, net	(1,712)	-	-	-
Write-offs, net	(653)	-	(7,884)	-
Transfers, net	(5,302)	113	27,161	-
Depreciation / amortisation charges	(278,216)	(1,163,385)	(8,665)	(76,011)
Closing net book value	**1,268,649**	**15,905,928**	**58,308**	**1,051,525**
As at 30 September 2009				
Cost	3,657,632	26,567,212	66,400	1,436,433
Less accumulated depreciation / amortisation	(2,388,983)	(10,661,284)	(8,092)	(384,908)
Net book value	**1,268,649**	**15,905,928**	**58,308**	**1,051,525**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date was as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in thousand)			
IPSTAR Project	USD	432	693	432	693
	AUD	265	324	-	-
Telephone network	USD	15,217	15,393	-	-
Total	USD	15,649	16,086	432	693
	AUD	265	324	-	-
Total equivalent to Thai Baht		**535,196**	**572,227**	**14,562**	**24,315**

7 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	21,877	296,202	7,877	-
Total short-term borrowings	21,877	296,202	7,877	-

	Consolidated financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Current portion of long-term borrowings				
Loans from financial institutions	1,805,885	1,219,222	1,658,782	1,132,464
Loans from others	388,320	73,200	2,341	2,449
Total current portion of long-term borrowings	2,194,205	1,292,422	1,661,123	1,134,913
Non-current				
Long-term borrowings				
Loans from financial institutions	6,172,341	7,426,485	5,486,047	6,862,091
Loans from others	536,501	294,920	4,989	6,187
Total long-term borrowings	6,708,842	7,721,405	5,491,036	6,868,278
Total borrowings	**8,924,924**	**9,310,029**	**7,160,036**	**8,003,191**

The movements in the borrowings are as follows:

	Consolidated financial statements	**Separate financial statements**
	(in thousand Baht)	
For the nine-month period ended 30 September 2009		
Opening net book value	9,310,029	8,003,191
Proceeds from short-term borrowings	24,917	7,917
Proceeds from finance leases	717	717
Proceeds from long-term borrowings, net of finance costs	292,268	-
Repayment of short-term borrowings	(296,961)	-
Repayments of long-term borrowings	(919,071)	(630,300)
Amortisation of finance costs	81,867	81,867
Increase from change in status from accounts payable - property and equipment	767,036	-
Realised (gain) loss on exchange rate	(11,337)	7,319
Unrealised gain on exchange rate	(324,541)	(310,675)
Closing net book value	8,924,924	7,160,036

Credit facilities

As at 30 September 2009, available credit facilities for loans from local and oversea banks are Baht 1,282 million and USD 17 million (*31 December 2008: Baht 1,344.8 million and USD 22.5 million*).

8 Share capital and warrants

	Par value per share	2009		2008	
		Number	Amount	Number	Amount
	(Baht)	*(thousand shares / thousand Baht)*			
Authorised capital					
At 30 September					
ordinary shares	*5*	**1,132,082**	**5,660,412**	**1,132,082**	**5,660,412**
Issued and paid up					
At 1 January					
ordinary shares	*5*	1,095,938	5,479,688	1,092,219	5,461,094
Issue of new shares	*5*	-	-	3,719	18,594
At 30 September					
ordinary shares	*5*	**1,095,938**	**5,479,688**	**1,095,938**	**5,479,688**

Warrants

As at 30 September 2009, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form, are non-transferable and have no offering price. The terms of the warrants do not exceed five years. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 27 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 30 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	Expired on 31 May 2009	
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP – Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the nine-month period ended 30 September 2009 are as follows:

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant III					
Directors	1,754	-	-	(1,754)	-
Employees	4,140	-	-	(4,140)	-
Total	**5,894**	-	-	**(5,894)**	-
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	**7,562**	-	-	-	**7,562**
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	-	-	-	**10,033**
Grand Total	**23,489**	-	-	**(5,894)**	**17,595**

9 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments / geographic segments is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic
Segment 4	Australia
Segment 5	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month and nine-month periods ended 30 September 2009 and 2008 were as follows:

	Three-month periods ended 30 September		Nine-month periods ended 30 September	
	2009	2008	2009	2008
	(in thousand Baht)			
Segment revenue				
Satellite business services	1,194,908	1,163,628	3,375,006	3,599,846
Internet services	145,832	149,465	352,940	386,866
Telephone network	515,144	484,647	1,666,091	1,363,081
Share of profit from associate	33,927	33,089	94,039	80,271
Eliminations	(18,021)	(15,525)	(45,068)	(58,690)
Total	**1,871,790**	**1,815,304**	**5,443,008**	**5,371,374**

	Three-month periods ended 30 September		Nine-month periods ended 30 September	
	2009	2008	2009	2008
	(in thousand Baht)			
Segment results				
Satellite business services	(31,008)	(171,859)	(383,761)	(403,886)
Internet services	39,934	16,910	97,521	79,587
Telephone network	94,711	143,331	396,624	504,113
Other segments	(30,955)	(16,440)	(95,273)	(44,151)
Eliminations	(28,886)	35,495	(33,797)	5,144
Total	**43,796**	**7,437**	**(18,686)**	**140,807**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month and nine-month periods ended 30 September 2009 and 2008 were as follows:

	Three-month periods ended 30 September		Nine-month periods ended 30 September	
	2009	2008	2009	2008
	(in thousand Baht)			
Segment revenue				
Thailand	610,181	688,842	1,800,556	2,177,027
Cambodia	472,459	414,987	1,344,841	1,078,482
Lao PDR	177,409	157,544	559,013	514,039
Australia	347,983	307,361	1,035,429	905,064
Others	263,758	246,570	703,169	696,762
Total	**1,871,790**	**1,815,304**	**5,443,008**	**5,371,374**
Segment results				
Thailand	(119,537)	(204,360)	(406,076)	(701,886)
Cambodia	(25,306)	75,306	159,962	361,640
Lao PDR	60,807	75,273	163,733	176,506
Australia	69,178	79,216	249,202	271,571
Others	58,654	(17,998)	(185,507)	32,976
Total	**43,796**	**7,437**	**(18,686)**	**140,807**

10 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month and nine-month periods ended 30 September 2009 and 2008 was based on the net profit (loss) attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during each period as follows:

	Consolidated financial statements		Separate financial statements	
Three-month periods ended 30 September	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Profit (loss) for the period	50,788	(114,962)	(58,935)	(324,943)
Net profit (loss) attributable to equity holders of the Company (basic)	**50,788**	**(114,962)**	**(58,935)**	**(324,943)**
Number of ordinary shares outstanding at 1 July	1,095,938	1,095,938	1,095,938	1,095,938
Effect of shares issued during the period	-	-	-	-
Weighted average number of ordinary shares outstanding (basic)	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Profit (loss) per share (basic) ***(in Baht)***	**0.05**	**(0.10)**	**(0.05)**	**(0.30)**

	Consolidated financial statements		Separate financial statements	
Nine-month periods ended 30 September	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Profit (loss) for the period	29,242	(116,099)	(301,197)	(746,996)
Net profit (loss) attributable to equity holders of the Company (basic)	**29,242**	**(116,099)**	**(301,197)**	**(746,996)**
Number of ordinary shares outstanding at 1 January	1,095,938	1,092,219	1,095,938	1,092,219
Effect of shares issued during the period	-	2,125	-	2,125
Weighted average number of ordinary shares outstanding (basic)	**1,095,938**	**1,094,344**	**1,095,938**	**1,094,344**
Profit (loss) per share (basic) ***(in Baht)***	**0.03**	**(0.11)**	**(0.27)**	**(0.68)**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month and nine-month periods ended 30 September 2009 and 2008 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		Separate financial statements	
Three-month periods ended 30 September	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Net profit (loss) attributable to equity holders of the Company (diluted)	**50,788**	**(114,962)**	**(58,935)**	**(324,943)**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,095,938	1,095,938	1,095,938
Effect of shares warrants on issue	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Profit (loss) per share (diluted) ***(in Baht)***	**0.05**	**(0.10)**	**(0.05)**	**(0.30)**

	Consolidated financial statements		Separate financial statements	
Nine-month periods ended 30 September	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Net profit (loss) attributable to equity holders of the Company (diluted)	**29,242**	**(116,099)**	**(301,197)**	**(746,996)**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,094,344	1,095,938	1,094,344
Effect of shares warrants on issue	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,094,344**	**1,095,938**	**1,094,344**
Profit (loss) per share (diluted) ***(in Baht)***	**0.03**	**(0.11)**	**(0.27)**	**(0.68)**

11 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information and Communication Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 30 September 2009, the remaining minimum fee is Baht 878 million. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited ("Mfone"), a jointly-controlled entity in Cambodia, has obtained agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 6).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a jointly-controlled entities of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 September 2009, LTC has remaining additional investment of approximately USD 122.21 million *(31 December 2008: USD 149 million)*.

d) Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Satellite Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited, a company's subsidiary and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited		
Internet Operation License Type I	18 October 2009	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2009	5 year
Telecom Operation License Type I	11 October 2009	5 year
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 349.2 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

f) Capital commitment

At 30 September 2009, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 15.22 million (approximately Baht 512.75 million) *(31 December 2008: USD 15.4 million; approximately Baht 540 million)*.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 30 September 2009, the remaining share option was 0.63 million shares *(31 December 2008: 0.63 million shares)*.

h) Operating lease commitments

As at 30 September 2009 and 31 December 2008, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		**Separate financial statements**	
	Currency	30 September 2009	31 December 2008	30 September 2009	31 December 2008
			(in thousand)		
Within one year	THB	27,361	95,818	27,361	95,818
	USD	5,819	6,542	4,209	5,048
	KIP	-	14,043	-	-
Total equivalent Baht		223,459	325,400	169,205	272,927
After one year but within five years	THB	49,519	26,206	49,519	26,206
	USD	15,059	10,986	8,576	5,561
	KIP	2,455	44,557	-	-
Total equivalent Baht		556,969	411,789	338,496	221,302
After five years	THB	21,130	29,499	21,130	29,499
	USD	3,814	3,709	-	-
	KIP	735,288	198,747	-	-
Total equivalent Baht		152,591	160,432	21,130	29,499
Grand total equivalent Baht		**933,019**	**897,621**	**528,831**	**523,728**

12 Contingent liabilities

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated financial statements		**Separate financial statements**	
	Currency	30 September 2009	31 December 2008	30 September 2009	31 December 2008
			(in thousand)		
Minimum operating agreement fee payable to Ministry of Information and Communication Technology	THB	163,000	80,000	163,000	80,000
IPSTAR equipment sales	THB	5,319	27,482	5,319	27,482
Satellite space leasing by Customers	USD	199	281	199	281
	THB	488,772	487,000	488,414	487,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	45,542	43,584	45,542	43,584
Letters of credit	USD	250	-	-	-
Others	THB	3,730	3,322	3,322	3,322

b) Assessment for income tax in India

The Income Tax Authority in India ('the said Authority') has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis, but the Company considered income from Transponder Services to be business income, and as the Company does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating Rs. 612.1 million (approximately Baht 451 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 68 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 240 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 61 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 17 million).

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.96 million (approximately Baht 360 million). The Company had also deposited Rs. 405.3 million (approximately Baht 299 million). In February 2009, the Company paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 316 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 162 million), payable to the said Authority.

On 16 October 2009, the ITAT (Special Bench) pronounced its decision on the Company's appeal against the order of the Income Tax Authority of India and CIT (A) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, the Company's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and the Company intends and is proceeding to file an appeal against the ITAT (Special Bench) decision with the High Court within 120 days as required by laws. Therefore, the Company's management takes the view that the Company's income is not taxable in India and the case will be decided in the Company's favour on appeal.

If the Supreme court decides finally that the Company's income is taxable in India, the total tax liability demanded by the said Authority of Rs. 747.2 million (approximately Baht 551 million) which will be charged as expense immediately, but the Company will not be required to make any additional tax payment as the amount of WTC and the deposit made by the Company fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 286 million) which will be charged as expenses if there is a final judgement that the Company is liable for Penalty and interest related to such Penalty, which the Company has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 219.6 million (approx. Baht 162 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if the Company did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on the Company may be set aside.

13 Other event

On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether the Company has been carrying on its telecommunications business lawfully after the sale of Shin Corporation Public Company Limited's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making the Company the fourth respondent in order to allow the Company to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and the Company filed the Reply and supporting evidence in July 2009

The Company is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as the Company has fully complied with the terms and conditions of the operating agreement.

14 Events after the balance sheet date

On 6 November 2009, the Company issued 2 tranches of Baht 7,000 million unsubordinated and unsecured with having registered and bond holders representative debentures as follow:

1) Debenture 1/2009 No. 1 with maturity of 3 years, Baht 1,000 each, amounting to Baht 3,300 million. Such debentures bear interest at fixed rate 5.25% p.a., payable on a quarterly basis commencing from issuing date. These debentures will be entirely redeemed on 6 November 2012.

2) Debenture 1/2009 No. 2 with maturity of 5 years, Baht 1,000 each, amounting to Baht 3,700 million. Such debentures bear interest at fixed rate 6.15% p.a., payable on a quarterly basis commencing from issuing date. These debentures will be entirely redeemed on 6 November 2014.

15 Reclassification of accounts

Certain accounts in the statement of income for the three-month and nine-month period ended 30 September 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008					
	Consolidated financial statements			**Separate financial statements**		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
			(in thousand Baht)			
Statement of income						
Three-month period ended 30 September						
Selling and administrative expenses	336,782	(336,782)	-	201,233	(201,233)	-
Selling expenses	-	43,198	43,198	-	13,618	13,618
Administrative expenses	-	251,430	251,430	-	147,334	147,334
Directors and management benefit expenses	1,985	25,893	27,878	1,850	25,893	27,743
Finance costs	-	119,208	119,208	-	100,653	100,653
Interest expenses	102,947	(102,947)	-	86,265	(86,265)	-
		-			-	
Nine-month period ended 30 September						
Selling and administrative expenses	992,245	(992,245)	-	635,932	(635,932)	-
Selling expenses	-	157,456	157,456	-	84,448	84,448
Administrative expenses	-	709,558	709,558	-	430,352	430,352
Directors and management benefit expenses	5,517	77,435	82,952	5,123	77,435	82,558
Finance costs	-	387,893	387,893	-	326,199	326,199
Interest expenses	340,097	(340,097)	-	282,502	(282,502)	-
		-			-	

The reclassifications have been made to comply with the classification set out in the Pronouncement of the Department of Business Development *Re: Determination of items in the financial statements B.E. 2552* dated 30 January 2009.